**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

October 25, 2018

_____

In the Matter of

**OTG EXP, Inc.
352 Park Avenue South, 10th Floor
New York, NY 10010**

File No. 333-208904

_____

**ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

       OTG EXP, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       OTG EXP, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn.

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on October 25, 2018.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary